Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

We have computed the ratio of earnings to fixed charges for each of the following periods on a consolidated basis. For purposes of computing the ratio of earnings to fixed charges, “earnings before income taxes” consist of pretax income from continuing operations before equity in earnings from equity investments and “earnings” consists of “earnings before income taxes” plus fixed charges (excluding capitalized interest). “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt expense, amortization of debt discount and that portion of rental expense on operating leases deemed to be the equivalent of interest. You should read the ratio of earnings to fixed charges in conjunction with our consolidated and condensed financial statements that are incorporated by reference in this prospectus.

All amounts in millions	Historical
(unaudited)	Years Ended December 31,
	2009		2010	2011	2012	2013
EARNINGS:
Earnings before income taxes	$(156)		$21	$952	$1,430	$669
Add back:
Interest expense, net of capitalized interest	117		138	160	153	137
Amortization of debt discount	8		9	4	1	1
Amortization of debt issuance costs	5		9	13	11	13
Estimated interest portion of rents (a)	33		34	37	53	57
Equity in earnings from equity method investments	—		—	—	—	(13)
Total Earnings	7		211	$1,166	$1,648	$864

FIXED CHARGES:
Interest expense whether expensed or capitalized	$141		$157	$174	$169	$156
Amortization of debt discount	8		9	4	1	1
Amortization of debt issuance costs	5		9	13	11	13
Estimated interest portion of rents (a)	33		34	37	53	57
Total Fixed Charges	$187		$209	$228	$234	$227

RATIO OF EARNINGS TO FIXED CHARGES	*	(b)	1.0	5.1	7.0	3.8

(a)	Total rental expense from continuing operations was approximately $312 million, $318 million, $344 million, $385 million and $407 million for the years ended 2009, 2010, 2011, 2012 and 2013 respectively.
(b)	For the year ended December 31, 2009, fixed charges exceeded total earnings by $180 million.